Exhibit 99.1

Silicom Ltd. and its Subsidiaries Condensed Interim Consolidated Financial Statements As of June 30, 2019 (Unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Financial Statements as of June 30, 2019 (unaudited)

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited)

		June 30,	December 31,
		2019	2018
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents		14,467	26,808
Short-term bank deposits		13,507	-
Marketable securities	3	5,916	1,600
Accounts receivable:
Trade (net of provision for doubtful accounts of US$ 20
thousands as of June 30, 2019 and December 31, 2018)		22,046	23,817
Other		7,451	9,487
Inventories	4	34,245	42,369

Total current assets		97,632	104,081

Marketable securities	3	53,513	45,612

Assets held for employees' severance benefits		1,628	1,517

Deferred tax assets		1,719	894

Property, plant and equipment ("PPE"), net		3,611	3,670

Intangible assets, net		1,334	966

Operating leases right-of-use	5	3,615	-

Goodwill		25,561	25,561

Total assets		188,613	182,301

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Balance Sheets (unaudited) (Continued)

		June 30,	December 31,
		2019	2018
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		11,384	15,407
Other accounts payable and accrued expenses		6,631	6,133
Operating lease liabilities	5	1,399	-

Total current liabilities		19,414	21,540

Long-term liability
Operating lease liabilities	5	2,140	-
Liability for employees' severance benefits		2,868	2,612

Total liabilities		24,422	24,152

Shareholders' equity	6
Ordinary shares and additional paid-in capital		55,920	54,643
Treasury shares at cost, 55,096 and 14,971 ordinary shares as of June 30, 2019 and December 31, 2018, respectively		(1,191)	(38)
Retained earnings		109,462	103,544

Total shareholders' equity		164,191	158,149

Total liabilities and shareholders’ equity		188,613	182,301

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Operations (unaudited)

		Three-month period		Six-month period
		ended June 30,		ended June 30,
		2019	2018	2019	2018
		US$ thousands		US$ thousands
		(Except for share and		(Except for share and
	Note	per share data)		per share data)

Sales	7	25,402	27,603	55,629	57,125
Cost of sales		16,728	18,714	36,775	43,686

Gross profit		8,674	8,889	18,854	13,439

Operating expenses
Research and development		3,659	3,647	7,479	7,078
Sales and marketing		1,692	1,596	3,321	3,132
General and administrative		1,054	1,068	2,077	1,975

Total operating expenses		6,405	6,311	12,877	12,185

Operating income		2,269	2,578	5,977	1,254

Financial income, net		430	200	725	484

Income before income taxes		2,699	2,778	6,702	1,738

Income taxes		421	342	784	741

Net income		2,278	2,436	5,918	997

Income per share:
Basic income per ordinary share (US$)		0.300	0.323	0.780	0.132

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,587	7,550	7,587	7,550

Diluted income per ordinary share (US$)		0.298	0.319	0.774	0.130

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,635	7,629	7,644	7,671

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2018	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	9,674	*-	288	-	-	288
Share-based compensation	-	-	2,424	-	-	2,424
Net income	-	-	-	-	14,637	14,637

Balance at
December 31, 2018	7,559,205	22	54,621	(38)	103,544	158,149

Exercise of options and RSUs(2)	41,084	*-	59	-	-	59
Purchase of treasury shares	(40,125)	-	-	(1,153)	-	(1,153)
Share-based compensation	-	-	1,218	-	-	1,218
Net income	-	-	-	-	5,918	5,918

Balance at
June 30, 2019	7,560,164	22	55,898	(1,191)	109,462	164,191

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

	Six-month period
	ended June 30,
	2019	2018
	US$ thousands
Cash flows from operating activities
Net income	5,918	997

Adjustments required to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,028	1,447
Write-down of obsolete inventory	2,138	4,785
Discount on marketable securities, net	70	40
Share-based compensation expense	1,218	1,069
Deferred taxes, net	(825)	(71)
Changes in assets and liabilities:
Accounts receivable - trade	1,854	13,808
Accounts receivable - other	1,837	624
Change in liability for employees' severance benefits, net	145	(47)
Inventories	5,811	(2,938)
Trade accounts payable	(4,181)	4,020
Other accounts payable and accrued expenses	641	(1,175)
Net cash provided by operating activities	15,654	22,559

Cash flows from investing activities
Investment in short-term bank deposits, net	(13,507)	-
Purchase of property, plant and equipment	(734)	(606)
Investment in intangible assets	(504)	-
Proceeds from maturity of marketable securities	397	7,750
Purchases of marketable securities	(12,754)	(14,070)
Net cash used in investing activities	(27,102)	(6,926)

Cash flows from financing activities
Exercise of options	59	77
Purchase of treasury shares	(1,153)	-
Net cash provided by (used in) financing activities	(1,094)	77

Effect of exchange rate changes on cash balances held	201	(55)

Increase (decrease) in cash and cash equivalents	(12,341)	15,655

Cash and cash equivalents at beginning of period	26,808	17,021
Cash and cash equivalents at end of period	14,467	32,676

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE	70	284
B. Cash paid during the period for:
Income taxes	213	1,298

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market). The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

Note 2 - Summary of Significant Accounting Policies

A.	Basis of presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and related notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2018. Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

B.	Estimates and assumptions

The preparation of the condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

C.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 3 to these condensed interim consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

D.	Research and development costs

Capitaization of software development costs related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

E.	Leases

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02. The guidance establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019 and used the effective date as the Company’s date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.
Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A lease is a finance lease if it meets any one of the criteria below, otherwise the lease is an operating lease:
•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
•	The lease term is for the major part of the remaining economic life of the underlying asset.
•	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease
•	Payments equals or exceeds substantially all of the fair value of the underlying asset.
•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term.
Operating leases are included in operating lease right-of-use ("ROU") assets, current and non-current liabilities in the consolidated balance sheets.
As of June 30, 2019, all of the company's leases are operating leases.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:
•	Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.
•	Applying the practical expedient pertaining to the use-of hindsight.
•
Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

•	Applying the practical expedient to not separate lease and non-lease components for all of the Company’s leases, other than leases of real estate.
The company did not separate lease and non-lease components for all contracts entered into before January 1, 2019 and identified as leases in accordance with Topic 840.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

 E.          Leases (cont’d)

On the commencement date, the lease payments shall include variable lease payments that depend on an index (such as the Consumer Price Index), initially measured using the index at the commencement date.
The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.
Variable payments that depends on use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a ROU asset at the same amount of the liability, adjusted for any prepaid lease payments.
The company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.
After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

The Company’s lease agreements have remaining lease terms ranging from 1 year to 8 years. Some of these agreements include options to extend the leases for up to 5 years and some include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements do not contain any residual value guarantees. See Note 5.

Prior to the adoption of the new lease standard the Company leases real estate and cars for use in its operations, which are classified as operating leases. In addition to rent, the leases may require the company to pay directly for fees, insurance, maintenance and other operating expenses.

Effects of the initial application of the new standard on the Company's consolidated balance sheet as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to Topic 842
	US$ thousands
Operating leases right-of-use	-	3,424	3,424
Prepaid expenses	90	(90)	-
Operating lease liabilities	-	(3,334)	(3,334)

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies (cont’d)

F.	Recent Accounting Pronouncements

(1)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. The impact of adopting the new standard on the net income is not expected to be material.

(2)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

(3)
In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. Most of the amendments are effective immediately.

Some of the amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2018.
The Company does not expect the adoption of ASU 2018-09 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2018 and June 30, 2019 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At June 30, 2019
Held to maturity:
Corporate debt securities and government debt securities
Current	5,979	2	(59)	5,922
Non-Current	53,970	369	(155)	54,184

	59,949	371	(214)	60,106

At December 31, 2018
Held to maturity:
Corporate debt securities and government debt securities
Current	1,610	-	(22)	1,588
Non-Current	46,052	-	(778)	45,274

	47,662	-	(800)	46,862

*	Fair value is being determined using quoted market prices in active markets (Level 2).
**	Including accrued interest in the amount of US$ 450 thousands and US$ 520 thousands as of December 31, 2018 and June 30, 2019 respectively.

Activity in marketable securities in six month period ended in June 30, 2019:

US$ thousands
Balance at January 1, 2019	47,662

Purchases of marketable securities	12,754
Discount on marketable securities, net	(70)
Proceeds from maturity of marketable securities	(397)
Balance at June 30, 2019	59,949

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 3 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at June 30, 2019:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity

Corporate debt securities and government debt securities	(12)	2,516	(202)	22,028	(214)	24,544

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 4 - Inventories

	June 30,	December 31,
	2019	2018
	US$ thousands

Raw materials and components	15,393	19,088
Products in process	7,921	10,883
Finished products	10,931	12,398
	34,245	42,369

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 – Leases

The components of lease cost in the six months period ended in June 30, 2019 were as follows:

Six-month period ended
June 30, 2019
US$ thousands
Operating lease cost:
Amortization of right-of-use assets	693
Interest on lease liabilities	61
Variable lease payments not included in the lease liability	3
Short-term lease cost	150
Total operating lease cost	907

Supplemental cash flow information related to operating leases was as follows:

Six-month period ended
June 30, 2019
US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	912
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	607

Supplemental balance sheet information related to operating leases was as follows:

June 30, 2019
US$ thousands
Operating leases:
Operating leases right-of-use	3,615

Current operating lease liabilities	1,399
Non current operating lease liabilities	2,140
Total operating lease liabilities	3,539

June 30, 2019
US$ thousands
Weighted average remaining lease term
Operating leases	3.9 years
Weighted average discount rate
Operating leases	3.4%

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 5 – Leases (cont’d)

Future minimum lease payments under non-cancellable leases as of June 30, 2019 were as follows:

June 30, 2019
US$ thousands

2019 (excluding the six months ended June 30, 2019)	814
2020	1,030
2021	639
2022	478
2023	452
After 2024	377
Total operating lease payments	3,790
Less: imputed interest	251
Present value of lease liabilities	3,539

Future minimum lease payments under non-cancellable leases as of December 31, 2018, under ASC 840, Leases were as follows:

December 31,2018
US$ thousands

2019	1,394
2020	643
2021	449
2022	363
2023	363
After 2024	643
Total operating lease payments	3,855

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 6 - Share based compensation

A.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

(1)
The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

(2)	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.55%
Expected dividend yield	0.0%
Average expected volatility (b)	44.62%
Termination rate	9%
Suboptimal factor (c)	3.18

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

B.
Compensation expenses incurred during the six and three month periods ended June 30, 2019 in relation to the above grant were approximately US$ 365 thousand and US$ 221 thousand respectively. As at June 30, 2019, there were approximately US$ 1,413 thousand of unrecognized compensation costs related to these grants to be recognized over a weighted average period of 1.59 years.

Silicom Ltd. and its Subsidiaries
Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

Note 7 - Sales

Sales to single customers exceeding 10% of sales:

	Six-month period ended June 30,
	2019	2018
	US$ thousands

Customer “A”	8,956	10,538
Customer “B”	7,327	*
Customer “C”	*	7,515

* Less than 10% of sales.